UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)
(Amendment No. 2)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

MariaDB plc

(Name of Subject Company)

MariaDB plc

(Name of Person Filing Statement)

Ordinary Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G5920M100
(CUSIP Number of Class of Securities)

Paul O’Brien
Chief Executive Officer
699 Veterans Blvd
Redwood City, CA 94063
(855) 562-7423

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Samantha H. Crispin Baker Botts L.L.P. 2001 Ross Avenue, Suite 900 Dallas, Texas 75201 (214) 953-6500	Fergus Bolster Matheson LLP 70 Sir John Rogerson’s Quay Dublin 2, Ireland +353 1 232 2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 24, 2024 (as amended and supplemented on May 31, 2024 and as may be further amended or supplement from time to time, the “Statement”) by MariaDB plc, an Irish public limited company (“MariaDB” or the “Company”). The Statement relates to the unsolicited offer (the “Offer”) by Meridian BidCo LLC, a Delaware limited liability company (“Bidco”), an affiliate of K1 Investment Management, LLC, a Delaware limited liability company, to purchase all of the issued and to be issued ordinary shares of $0.01 each (nominal value) of MariaDB (“MariaDB Shares”) and MariaDB Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or other rights to purchase, subscribe for, or be allocated MariaDB Shares for $0.55 per MariaDB Share payable to the holders of MariaDB Shares (“MariaDB Shareholders”) electing to sell their MariaDB Shares in cash (the “Cash Offer”). Certain eligible MariaDB Shareholders may elect, in respect to all (but not some) of their MariaDB Shares, to receive, in lieu of the Cash Offer to which they are otherwise entitled, one unlisted, unregistered non-voting Class B unit of Meridian TopCo LLC, a Delaware limited liability company, for each MariaDB Share. The terms of the Offer, and the conditions to which it is subject, are set forth in the Offer Document on Schedule TO filed by Bidco on May 24, 2024, as amended or supplemented from time to time, which contains as exhibits the Offer to Purchase and Letter of Transmittal.

The information in the Statement, including all exhibits and annexes that were previously filed with the Statement, are incorporated in this Amendment No. 2 by reference, except that such information is amended or supplemented to the extent specifically provided in this Amendment No. 2. Capitalized terms used in this Amendment No. 2 and not defined shall have the meanings ascribed to them in the Statement.

Item 9. Exhibits

(a)(1)(A)	Offer Document dated May 24, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T filed by Meridian BidCo LLC with the Securities and Exchange Commission on May 24, 2024).*
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-T filed by Meridian BidCo LLC).*
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO-T filed by Meridian BidCo LLC).*
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO-T filed by Meridian BidCo LLC).*
(a)(1)(E)	Long Form Advertisement as published in The New York Times on May 24, 2024 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO-T filed by Meridian BidCo LLC).*
(a)(1)(F)	Opinion of IBI Corporate Finance Limited, dated May 24, 2024 (included herein).*
(a)(1)(G)
Announcement issued pursuant to Rule 2.4 of the Irish Takeover Rules issued on February 16, 2024 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO-T filed by Meridian BidCo LLC on May 24, 2024).*

(a)(1)(H)
Announcement issued pursuant to Rule 2.4 of the Irish Takeover Rules issued on March 13, 2024 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO-T filed by Meridian BidCo LLC on May 24, 2024). *

(a)(1)(I)
Announcement issued pursuant to Rule 2.7 of the Irish Takeover Rules issued on April 24, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Meridian BidCo LLC on April 24, 2024). *

(a)(1)(J)
Announcement issued pursuant to Rule 2.9 of the Irish Takeover Rules issued on May 20, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Meridian BidCo LLC on May 20, 2024). *

(a)(1)(K)
Announcement issued pursuant to Rule 24.1(b) of the Irish Takeover Rules issued on May 22, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Meridian BidCo LLC on May 22, 2024). *

(a)(1)(L)
Announcement Regarding Publication and Posting of Offer Document issued on May 24, 2024 (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO-T filed by Meridian BidCo LLC on May 24, 2024). *

(a)(1)(M)	Announcement Regarding Rule 15 Proposals issued on May 31, 2024 (incorporated by reference to Exhibit (a)(1)(L) to the Schedule TO-T filed by Meridian BidCo LLC on May 31, 2024).
(a)(1)(N)	Announcement Regarding Rule 15 Proposals issued on June 7, 2024 (incorporated by reference to Exhibit (a)(1)(M) to the Schedule TO-T filed by Meridian BidCo LLC on June 7, 2024).
(e)(1)	Excerpts from the Company’s Form 10-K/A, dated and filed with the SEC on January 29, 2024.*
(e)(2)	2022 MariaDB plc Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).# *
(e)(3)
MariaDB Corporation Ab Summer 2022 USA Share Option Plan and Form of Agreement (incorporated by reference to Exhibit 10.12 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).# *

(e)(4)
MariaDB Corporation Ab Amended and Restated Global Share Option Plan 2017 USA and Form of Option Agreement (incorporated by reference to Exhibit 10.13 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).# *

(e)(5)	MariaDB Corporation Ab Global Share Option Plan 2017 (incorporated by reference to Exhibit 99.4 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).# *
(e)(6)	SkySQL Corporation Ab Global Share Option Plan 2014 USA (incorporated by reference to Exhibit 10.14 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).# *
(e)(7)	SkySQL Corporation Ab Global Share Option Plan 2014 (incorporated by reference to Exhibit 99.6 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).# *
(e)(8)	SkySQL Corporation Ab Global Share Option Plan 2012 USA (incorporated by reference to Exhibit 99.7 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).# *
(e)(9)	SkySQL Corporation Ab Global Share Option Plan 2012 Europe (incorporated by reference to Exhibit 99.8 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).# *
(e)(10)	SkySQL Corporation Ab Global Share Option Plan 2010 USA (incorporated by reference to Exhibit 99.9 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).# *
(e)(11)	SkySQL Corporation Ab Global Share Option Plan 2010 Europe (incorporated by reference to Exhibit 99.10 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).#
(e)(12)
SkySQL Corporation Ab Global Share Option Plan 2010 France (incorporated by reference to Exhibit 99.11 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).# *

(e)(13)	Form of Deed of Indemnification (incorporated by reference to Exhibit 10.4 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).#*
(e)(14)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).# *
(e)(15)	Amended MariaDB Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).
(e)(16)
Employment Agreement by and between MariaDB USA, Inc. and Paul O’Brien (incorporated by reference to Exhibit 10.1 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed May 30, 2023).# *

(e)(17)
Employment Agreement by and between MariaDB USA, Inc. and Conor McCarthy (incorporated by reference to Exhibit 10.1 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed April 26, 2023).# *

(e)(18)
Employment Agreement by and between MariaDB USA, Inc. and Thomas Siegal (incorporated by reference to Exhibit 10.4 to MariaDB plc’s Quarterly Report on Form 10-Q (File No. 001-41571) filed August 14, 2023).# *

(e)(19)
Amendment No. 1 to Employment Agreement by and between MariaDB USA, Inc. and Paul O’Brien (incorporated by reference to Exhibit 10.1 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed May 31, 2024).#*

(g)	Not applicable.

*	Previously filed.
#	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MARIADB PLC

Date: June 7, 2024	By:	/s/ Paul O’Brien
		Name:	Paul O’Brien
		Title:	Chief Executive Officer